Exhibit (a)(5)(i)

Amdocs Commences Cash Offer
in Connection with Holders’ Pot Rights for
0.50% Convertible Senior Notes due 2024

ST. LOUIS, MO, February 13, 2009 — Amdocs Limited (NYSE: DOX), a market leader in customer experience systems innovation, today announced it has commenced a cash offer for its 0.50% Convertible Senior Notes due 2024.

Pursuant to the indenture for the notes, each holder of the notes has the right to require Amdocs to repurchase on March 16, 2009 all or any part of such holder’s notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the notes, Amdocs had the option to pay for the notes with cash, ordinary shares, or a combination of cash and ordinary shares, and has elected to pay for the notes solely with cash. As of February 12, 2009 there was $331,800,000 aggregate principal amount of notes outstanding.

The terms and conditions of the offer will be set forth in a Notice of Put Right and Offer to Purchase, dated February 13, 2009, and the related Letter of Transmittal that are being sent to holders of the notes. Holders of the notes are urged to carefully read the Notice of Put Right and Offer to Purchase, the Letter of Transmittal and the related documents as they contain important information regarding the offer.

In order to surrender notes for repurchase, holders must tender the notes and the Letter of Transmittal to The Bank of New York Mellon, as Paying Agent for the notes, on or before 9:00 a.m., Eastern time, on March 16, 2009. Holders may withdraw any notes previously surrendered for repurchase at any time prior to 9:00 a.m., Eastern time, on March 16, 2009. Subject to applicable law, Amdocs may, in its sole discretion, waive any condition applicable to the offer or extend or terminate or otherwise amend the offer.

The notes are convertible into 23.1911 ordinary shares per $1,000 principal amount, subject to adjustment in certain circumstances. The CUSIP numbers for the notes are 02342TAC3 and 02342TAD1.

THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE, A SOLICITATION OF AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL NOTES. THE OFFER MAY ONLY BE MADE PURSUANT TO THE TERMS OF THE NOTICE OF PUT RIGHT AND OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL.

Important additional information will be filed with the SEC

Amdocs plans to file today with the SEC a Schedule TO in connection with its tender offer for the notes. The Schedule TO, including the related Notice of Put Right and Offer to Purchase, will contain important information about Amdocs, the notes, the tender offer and related matters. Investors and security holders are urged to read the Schedule TO carefully when it becomes available.

Investors and security holders may obtain free copies of the Schedule TO and other documents filed with the SEC by Amdocs through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Schedule TO from the Paying Agent by contacting Carolle Montreuil of The Bank of New York Mellon at (212) 815-5290.

Forward-Looking Statements

This press release contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding completion of the tender offer; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include risks and uncertainties discussed in the tender offer documents to be filed today by Amdocs with the SEC. Amdocs undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

About Amdocs

Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experienceTM — at every point of service. Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help its customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $3.16 billion in fiscal 2008, Amdocs has more than 17,000 employees and serves customers in more than 50 countries around the world. Amdocs Limited is registered at the Companies Registry in Guernsey and has been assigned company number 19528, with its registered office situated at Suite 5, Tower Hill House, Le Bordage, St Peter Port, Guernsey, GY1 3QT. For more information, visit Amdocs at www.amdocs.com.

Contact:
Thomas G. O’Brien
Treasurer and Vice President of Finance and Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com